UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2024

Commission File Number: 001-42000

Zhibao Technology Inc.

(Translation of registrant’s name into English)

Floor 3, Building 6, Wuxing Road, Lane 727

Pudong New Area, Shanghai, China, 201204

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Departure and Appointment of Director

On June 28, 2024, Mr. Yuanwen Xia tendered, and the board of directors (the “Board”) of Zhibao Technologies Inc., a Cayman Islands exempted company (the “Company”) accepted, his resignation as a member of each of Audit Committee and Compensation Committee, and the chairman of Nominating and Corporate Governance Committee of the Board, effective immediately. Mr. Xia’s resignation followed the phase-in schedule as set forth in the registration statement (declared effective on March 29, 2024, with File No. 333-274431) for the Company’s initial public offering (closed on April 3, 2024), to comply with the corporate governance requirements under Nasdaq rules.

Notwithstanding the foregoing, Mr. Xia remains a member of the Board.

On June 28, 2024, the Board appointed Mr. Armando Baez as the second independent director of the Company and a member of each Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee of the Company, effective June 28, 2024. Mr. Baez serves as an independent director of the Company for a two-year term expiring on June 27, 2026.

On June 28, 2024, the Board also appointed Mr. Botao Ma, Chief Executive Officer and chairman of the Board of the Company, as the chairman of Nominating and Corporate Governance Committee of the Board, effective June 28, 2024.

Mr. Baez, age 78, has extensive experience in managing and operating international insurance brokerage companies and companies specialized in insurance related services. Currently, Mr. Baez has served as president of Baez Insurance Services, Inc., an insurance brokerage company in California since 2018. From 2009 to 2016, Mr. Baez served as general manager of Global Benefits Group China, a regional branch of Global Benefits Group, an international insurance services provider, and from 2005 to 2017, Mr. Baez served as vice president of GBG, Inc., a subsidiary of Global Benefits Group based in California, and from 2007 to 2009, he served as president at International Claims Services, Inc., an affiliated entity of Global Benefits Group based in California. During his time with Global Benefits Group, Mr. Baez was primarily responsible for managing the China subsidiary of Global Benefits Group, growing sales and business development into Latin America, developing and managing business partners in China, and developing international product, sales, marketing and administration strategies. Mr. Baez studied at University of Bridgeport and University of San Francisco and obtained from Fellow, Life Management Institute (FLMI) a FLMI Designation, a ten-course professional development program.

There are no (i) family relationships between Mr. Baez and any other directors or executive officers of the Company, nor (ii) related party transactions involving Mr. Baez that necessitate disclosure pursuant to Item 404 of Regulation S-K.

Following the appointment of Mr. Baez, there are a total of four members serving on the Board, including two executive directors and two independent directors. The Company plans to seek and appoint one or more additional independent directors in accordance with the phase-in schedule.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Zhibao Technology Inc.

By:	/s/ Botao Ma
Name:	Botao Ma
Title:	Chief Executive Officer

Date: July 3, 2024

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